

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



17010921

January 11, 2017

Steven M. Haas
Hunton & Williams LLP
shaas@hunton.com

Re: 3D Systems Corporation

Dear Mr. Haas:

This is in regard to your letter dated January 10, 2017 concerning the shareholder proposal submitted by Myra K. Young for inclusion in 3D Systems' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that 3D Systems therefore withdraws its December 30, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16



HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

STEVEN M. HAAS
DIRECT DIAL: 804-788-7217
EMAIL: shaas@hunton.com

FILE NO: 76759.000059

January 10, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 3D Systems Corporation - Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 30, 2016, on behalf of 3D Systems Corporation, a Delaware corporation (the "Company"), I requested that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Staff") concur that the Company could exclude from its 2017 proxy materials a shareholder proposal (the "Proposal") and statements in support thereof submitted by Myra K. Young (the "Proponent").

Enclosed as Exhibit A is a letter, dated January 9, 2017, from John Chevedden, on behalf of the Proponent, to the Staff withdrawing the Proposal. In reliance on this letter, the Company hereby withdraws the December 30, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 804-788-7217, or by email at shaas@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,



Steven M. Haas

Enclosures

cc: Andrew Johnson, Esq., 3D Systems Corporation
John Chevedden (via email at
Myra K. Young (via email at ***FISMA & OMB MEMORANDUM M-07-16***

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

January 9, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
3D Systems Corporation (DDD)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 30, 2016 no-action request
This is to withdraw the proposal.
This is based on the company adoption of proxy access as described in its December 30, 2016 no-action request.
The company has only made a step in the right direction.

Sincerely,



John Chevedden

cc: Myra K. Young

Andrew M. Johnson <andrew.johnson@3dsystems.com>



HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200
FAX 804 • 788 • 8218

DIRECT DIAL: (804) 788-7217
EMAIL: shaas@hunton.com

FILE NO: 76759.000059

December 30, 2016

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 3D Systems Corporation – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is to notify the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") that, for the reasons described below, our client, 3D Systems Corporation, a Delaware corporation (the "***Company***"), intends to exclude from its proxy statement and form of proxy (collectively, the "***2017 Proxy Materials***") the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Myra K. Young (the "***Proponent***"). We have set forth below the reasons we believe the Proposal may be omitted from the 2017 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). We respectfully request the Staff to confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2017 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)). In accordance with Rule 14a-8(j), we (i) are filing this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission and (ii) are concurrently sending a copy of this correspondence to the Proponent and the Proponent's agent, John Chevedden.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent and Mr. Chevedden that if either of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

On November 24, 2016, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal reads as follows:

> "RESOLVED: Shareholders of 3D Systems Corporation (the 'Company') ask the board of directors (the 'Board') to amend its bylaws, and other documents as necessary, to allow its shareholders to place the names of their Board nominees on the corporate proxy. A limit of 40 shareholders shall be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations. How long such stock must be held, what proportion of directors can be so nominated, how many words can be included by candidates in the proxy and other conditions of proxy access are left to the Board's judgment. We expect our Board to match or exceed common best practices for proxy access concerning these and other conditions."

The Proposal, the Supporting Statement and copies of all relevant correspondence between the Company and the Proponent are attached to this letter as Exhibit A.

Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Specifically, on December 28, 2016, the Company's Board of Directors (the "***Board***") adopted amendments to the Company's Amended and Restated Bylaws (the "***Bylaws***"), effective on such date, implementing proxy access (the "***Proxy Access Bylaw***"). The Bylaws containing the Proxy Access Bylaw were filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on December 28, 2016. *See* Exhibit B. The Proxy Access Bylaw contains "market standard" provisions. It permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's annual meeting proxy materials director candidates to occupy up to two or 20% of the Board seats whichever is greater), provided that such shareholder or group of shareholders satisfies the requirements set forth in the Proxy Access Bylaw.[1]

---

[1] Of the over 200 proxy access bylaws adopted between April 2015 and June 2016 by U.S. companies: 97% have a 3% ownership requirement; 100% have a 3-year holding period; 91% allow aggregation by groups of up to 20 holders; and 86% limit the number of access nominees to 20% of the board, most of which provide a minimum of two access nominees (65%).

As discussed in more detail below, the Staff has regularly granted no action relief under Rule 14a-8(i)(10) regarding shareholder proposals seeking proxy access when the registrant adopts a proxy access bylaw provision for the first time, even if the adopted provision does not include all of the terms requested in the shareholder proposal. Specifically, the Staff has granted relief pursuant to Rule 14a-8(i)(10) when a proponent has sought unlimited aggregation, but the bylaw provision ultimately adopted by the registrant limits aggregation to 20 shareholders. Here, the Proponent requested that the Company implement proxy access. It identified one specific term of proxy access – a 40-shareholder limit on aggregation to meet the ownership threshold – and stated that the other terms were expected to "match or exceed common best practices for proxy access." Although the Proxy Access Bylaw includes a customary 20-shareholder limit rather than a 40-shareholder limit, the Proposal has otherwise been implemented in full and accomplishes the Proposal's essential purpose of implementing proxy access. For that reason, the Proxy Access Bylaw compares favorably with and substantially implements the Proposal. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(10).

Analysis

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In 1976, the Commission stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "fully effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy in minor respects. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("***1983 Release***"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented." The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("***1998 Release***"). In applying this revised standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (Mar. 28, 1991).

Importantly, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. *See, e.g., AGL Resources Inc.* (*granted on recon.,* Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *Textron, Inc.* (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of a proposal requesting the ability for shareholders to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

Applying these principles, the Staff has permitted exclusion under Rule 14a-8(i)(10) for proposals seeking the adoption of a proxy access bylaw where the applicable companies have adopted a new proxy access bylaw and thereby addressed the proposal's essential objective, even if the newly adopted provision does not incorporate all of the terms sought by the shareholder proponent. Specifically, the Staff has recently agreed that a proposal has been substantially implemented when the proponent sought a proxy access bylaw with no limits on the ability of shareholders to aggregate their shares to satisfy the minimum ownership requirement, but the bylaw ultimately adopted by the company contained a 20-shareholder limit on aggregation. *See, e.g., Danaher Corp.* (Dec. 19, 2016); *Lockheed Martin Corp.* (Dec. 19, 2016); *Valley National Bancorp* (Dec. 19, 2016); *Berry Plastics Group, Inc.* (Dec. 14, 2016); *Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Company* (Sept. 27, 2016); *Oracle Corp.* (Aug. 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.*, Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Amazon.com, Inc.* (Mar. 3, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (March 3, 2016); *Sempra Energy* (Mar. 3, 2016); *Xylem Inc.* (Mar. 3, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *The Dun & Bradstreet Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grumman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications Int'l Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *Time Warner, Inc.* (Feb. 12, 2016); and *UnitedHealth Group, Inc.* (Feb. 12, 2016) (collectively, the "***Proxy Access Adoption No Action Letters***"). In most of these instances, the company adopted the proxy access bylaw after receipt of the shareholder proposal requesting proxy access.

We believe the facts in the present instance are analogous to – or even more favorable to the Company than – those addressed by the Proxy Access Adoption No Action Letters. Accordingly, for the reasons set forth below, we believe the Staff should reach the same conclusion with respect to the Proposal as it did with respect to the Proxy Access Adoption No Action Letters.

(a) *Essential Objective of the Proposal – Adoption of a Proxy Access Bylaw for the First Time – Achieved*

The Company's Proxy Access Bylaw achieves the essential objective of the Proposal – the adoption of a proxy access bylaw provision allowing shareholders to place the names of their Board nominees on the Company's proxy. Prior to the adoption of the Proxy Access Bylaw, the Company's shareholders did not enjoy this right.

The Proposal is not a so-called "fix-it" proxy access amendment proposal. In the case of such "fix-it" proposals, the Staff has recently denied no-action relief to several companies. These "fix-it" proposals sought changes to specific terms of existing proxy access bylaws rather than the adoption of proxy access for the first time, as is the case with the Proposal. *See, e.g., Whole Foods Market, Inc.* (Nov. 3, 2016); *Walgreens Boots Alliance, Inc.* (Nov. 3, 2016); *The Walt Disney Company* (Nov. 3, 2016); *Apple Inc.* (Oct. 27, 2016); *Microsoft Corporation* (Sept. 27, 2016); and *H&R Block, Inc.* (July 21, 2016). That is, the essential purpose of the "fix-it" proposals was not to implement proxy access. Moreover, in all of those cases and unlike the present situation, the company did not make any changes to its bylaws in response to the shareholder proposal.

The Company's adoption of a proxy access bylaw provision for the first time falls squarely within the Proxy Access Adoption No Action Letters. The Company's situation is not analogous to the "fix-it" proposals that sought amendments to previously enacted proxy access bylaw provisions. Therefore, we believe the Staff should reach the same conclusion with respect to the Proposal as it did with respect to the Proxy Access Adoption No Action Letters.

(b) *Proposal Substantially Implemented Even if All Elements Are Not Adopted Exactly As Proposed*

In the Proxy Access Adoption No Action Letters, the Staff concluded that the applicable proposals were substantially implemented even though some of the elements in the adopted proxy access bylaw provisions differed from the elements sought by the proposals. For example, in the vast majority of proposals related to the Proxy Access Adoption No Action Letters, the proponent sought (i) the right to nominate the greater of two nominees or 25% of the board of directors and (ii) no limitation on shareholders' right to aggregate their shares to achieve the ownership threshold. In each case, the companies adopted different standards. Specifically, each of these companies adopted proxy access bylaw provisions that permit shareholders to nominate the greater of two nominees or 20% of the board of directors and include a 20-shareholder limit on aggregation to meet the ownership threshold. Despite these differences, the Staff agreed that the proposals were substantially implemented and allowed exclusion pursuant to Rule 14a-8(i)(10).

(c) *Proponent Has Given the Company's Board Deference Regarding the Elements of the Proxy Access Bylaw*

Unlike in the proposals related to the Proxy Access Adoption No Action Letters, in the present situation, the Proponent has given the Board deference regarding the various elements of the Proxy Access Bylaw. Specifically, the Proposal states:

> "How long such stock must be held, what proportion of directors can be so nominated, how many words can be included by candidates in the proxy and other conditions of proxy access are left to the Board's judgement. We expect the Board to match or exceed common best practices for proxy access concerning these and other elements."

Given this discretion and the fact that the Proxy Access Bylaw contains "market standard" provisions, the Proposal has been implemented by the Company exactly in the manner sought by the Proponent except for one element. While the Proposal seeks an aggregation "limit of 40 shareholders," Section 2.13(d)(iv) of the Proxy Access Bylaw sets an aggregation limit at 20 shareholders. Consistent with the Staff's interpretation that substantial implementation does not require implementation fully or exactly as presented, the Company believes the difference between the Proposal and the Proxy Access Bylaw regarding aggregation is inconsequential for purposes of Rule 14a-8(i)(10) and that the essential objective of the Proposal has been met. Furthermore, we note that the reduction from 40-shareholder aggregation, as sought by the Proposal, to 20-shareholder aggregation, as adopted in the Proxy Access Bylaw, is a less significant alteration than the change from no limit on aggregation to a limit of 20-shareholders, which the Staff agreed in the Proxy Access Adoption No Action Letters (even when combined with other differences) did not render the companies ineligible for no action relief pursuant to Rule 14a-8(i)(10).

Conclusion

For the reasons stated above, we believe that the Proposal may be omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10). Accordingly, we respectfully request the Staff to confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Materials.

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at (804)788-7217. Additionally, my email address is shaas@hunton.com.

Thank you for your consideration of this request.

Sincerely,



Steven M. Haas

Enclosures

cc: Andrew Johnson, Esq., 3D Systems Corporation
John Chevedden ***FISMA & OMB Memorandum M-07-16***
Myra K. Young ***FISMA & OMB Memorandum M-07-16***

EXHIBIT A

James McRitchie & Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Andrew M. Johnson
Secretary
3D Systems Corporation (DDD)
333 Three D Systems Circle
Rock Hill, SC 29730
PH: 803-326-3900
Email: andrew.johnson@3dsystems.com.

Dear Corporate Secretary,

I am pleased to be a shareholder in 3D Systems Corporation (DDD) and appreciate the leadership our company has shown. However, I also believe 3D Systems Corporation has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Myra K. Young

November 22, 2016
Date

cc: John Chevedden
avi.reichental@3dsystems.com
investor.relations@3dsystems.com

[DDD – Rule 14a-8 Proposal, November 22, 2016]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of 3D Systems Corporation (the "Company") ask the board of directors (the "Board") to amend its bylaws, and other documents as necessary, to allow its shareholders to place the names of their Board nominees on the corporate proxy. A limit of 40 shareholders shall be placed on the number of shareholders that can aggregate their shares to achieve the percentage of common stock to be held by qualified nominating shareholders to make such nominations. How long such stock must be held, what proportion of directors can be so nominated, how many words can be included by candidates in the proxy and other conditions of proxy access are left to the Board's judgment. We expect our Board to match or exceed common best practices for proxy access concerning these and other conditions.

SUPPORTING STATEMENT: The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis.

Proxy Access in the United States: Revisiting the Proposed SEC Rule (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion.

Public Versus Private Provision of Governance: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recent proxy access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies examined.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to form nominating groups. The most common troublesome provision is limiting the number of shareholders that can form a nominating group to 20 members. Companies can thus appear to have a workable form of proxy access but that limitation makes implementation more problematic and less attractive.

SEC staff members have granted "no-action" relief to several companies with bylaws limiting proxy access to groups of 20 shareholders based on "substantial implementation," even though the group of 20 limitation makes actual implementation highly unlikely. This proposal is worded to avoid that possibility by explicitly specifying a limit of 40 shareholders as the number of shareholders that can aggregate their shares to implement proxy access.

End the game-playing. Ask the Board to adopt THE provision that frightens entrenched boards and managers the most. Shareholders can come back and correct other details with subsequent proposals, if the Board fails to follow best practices with respect to other conditions of proxy access.

Increase Shareholder Value
Vote for Shareholder Proxy Access – Proposal [4]

Notes:

FISMA & OMB Memorandum M-07-16 sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

 **Ameritrade**

11/27/2016

Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra K Young,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 250 shares of 3D Systems Corp (DDD) common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Brewer, Charles

From: Johnson, Andrew <Andrew.Johnson@3dsystems.com>
Sent: Wednesday, December 28, 2016 8:48 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Rogers, Patrick; Witten, Stacey
Subject: RE: Rule 14a-8 Proposal (DDD)``

Dear Mr. Chevedden,

As you know, 3D Systems Corporation received the proxy access shareholder proposal filed by Ms. Young, for whom you were designated as agent. We appreciate Ms. Young's submission of a shareholder proposal, gave it careful consideration, discussed proxy access with a number of our large shareholders, and discussed it with our board of directors. I am pleased to inform you that, effective today, 3D Systems Corporation's board of directors adopted a proxy access bylaw. It was filed on a Current Report on Form 8-K with the Securities and Exchange Commission earlier today. Please see the link below. We believe the proxy access bylaw follows best practices by granting proxy access to any shareholder or group of shareholders (not to exceed 20) who have owned 3% of our stock for three years.

We will be filing a no-action request with the Securities and Exchange Commission to exclude the proposal as substantially implemented. However, we would greatly appreciate it if instead you and Ms. Young would withdraw the proposal.

Best regards,

Andy

https://www.sec.gov/Archives/edgar/data/910638/000117184316013792/0001171843-16-013792-index.htm

Andrew M. Johnson, Executive Vice President, Chief Legal Officer & Secretary
3D Systems Corporation, 333 Three D Systems Circle, Rock Hill, SC 29730
Tel: +1 803 326 4003 Mobile: +1 803 554 3423 andrew.johnson@3dsystems.com


3D SYSTEMS

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, November 24, 2016 10:04 PM
To: Johnson, Andrew <Andrew.Johnson@3dsystems.com>
Cc: 3D WW Investor Relations <Investor.Relations@3DSystems.Com>; Avi Reichental <avi.reichental@3dsystems.com>; Witten, Stacey <Stacey.Witten@3dsystems.com>
Subject: Rule 14a-8 Proposal (DDD)``

Mr. Johnson,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.

Sincerely,
John Chevedden

Brewer, Charles

From: Johnson, Andrew <Andrew.Johnson@3dsystems.com>
Sent: Thursday, December 29, 2016 1:45 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (DDD) pap

Mr. Chevedden:

Thank you for your reply. As previously noted, Ms. Young's proposal led us to engage with a number of our stockholders on the topic of proxy access and our board of directors adopted a proxy access bylaw.

We appreciate a constructive dialogue, and our responses to your questions are below. Please let us know if you have any additional questions about 3D Systems' new proxy access bylaw, or if you will withdraw the proposal.

1. Owner-ship Threshold (3 years)
    a. RESPONSE: 3% of our common stock must have been continuously held for at least three years.

2. Cap (Max. % of Board)
    a. RESPONSE: The greater of two nominees and 20% of the number of directors in office (note that because the Corporation's board of directors currently has 10 members, only two nominees could be nominated even if the cap were 25%).

3. Group Size Limit
    a. RESPONSE: 20 stockholders, but we included certain exemptions to accommodate groups of funds under common management so that they can be counted as a single stockholder.

4. Loaned Shares Count as "Owned"?
    a. RESPONSE: Yes, loaned shares are counted as "owned" (as long as the stockholder has the power to recall the loaned shares within five business days).

5. Must State Intention as to Ownership Beyond Mtg. Date?
    a. RESPONSE: The stockholder is not required to maintain share ownership; however, we believe disclosure of a nominating stockholder's ownership intent is important to our other stockholders, so the Eligible Stockholder must disclose whether he/she intends to maintain ownership for at least one year following the meeting.

6. Prohibition on Third-Party Compensation Arrangements?
    a. RESPONSE: No – under the proxy access bylaw, the Stockholder Nominee is only required to confirm whether any outside compensation arrangement has been disclosed to the Corporation.

7. Nomination Deadline based on prior year annual meeting
    a. RESPONSE: A stockholder's notice generally must be received by the Corporation between 150 and 120 days prior to the first anniversary of the mailing date of the notice of the prior year's annual meeting.

8. Proxy Access Unavailable if Advance Notice Nomination?
    a. RESPONSE: The company is not required to include a Stockholder Nominee in its proxy materials if a stockholder nominated a person for election to the board other than through the proxy access bylaw.

9. Creeping Control Limitations?

a. RESPONSE: The Corporation considers the results of the past two annual meetings, meaning that Stockholder Nominees elected at either of the two preceding annual meetings count towards the cap discussed in Question 2, above.

10. Restrictions on Re-nominating Proxy Access Nominees Based on % Support and Other Freeze-Outs?
    a. RESPONSE: If the Stockholder Nominee does not receive at least 25% of the votes cast in favor of his election, he/she shall be ineligible to be a Stockholder Nominee for the next two annual meetings.

The complete text of the proxy access bylaw is available at the link to our SEC filings provided in my prior email. For the avoidance of doubt, capitalized terms above have the meanings given to them in the proxy access bylaw adopted by 3D Systems Corporation on December 28, 2016. Because of time constraints, we will likely file our no-action request later today or tomorrow.

Warm regards,

Andy

Andrew M. Johnson, Executive Vice President, Chief Legal Officer & Secretary
3D Systems Corporation, 333 Three D Systems Circle, Rock Hill, SC 29730
Tel: +1 803 326 4003 Mobile: +1 803 554 3423 andrew.johnson@3dsystems.com


3D SYSTEMS

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 28, 2016 11:20 PM
To: Johnson, Andrew <Andrew.Johnson@3dsystems.com>
Subject: Rule 14a-8 Proposal (DDD) pap

Mr. Johnson,
Thank you for the update on Proxy Access.
Can you answer these questions with one line responses.
Sincerely,
John Chevedden

Owner-ship Threshold (3 years)
Cap (Max. % of Board)
Group Size Limit
Loaned Shares Count as “Owned”?
Must State Intention as to Ownership Beyond Mtg. Date?
Prohibition on Third-Party Compensation Arrangements?
Nomination Deadline based on prior year annual meeting
Proxy Access Unavailable if Advance Notice Nomination?

Creeping Control Limitations?

Restrictions on Re-nominating Proxy Access Nominees Based on % Support and Other Freeze-Outs?

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 28, 2016**

3D SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**001-34220**	**95-4431352**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 Three D Systems Circle **Rock Hill, South Carolina**	**29730**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(803) 326-3900**

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 28, 2016, the Board of Directors (the "Board") of 3D Systems Corporation (the "Company") approved changes to the Company's Amended and Restated By-Laws, effective immediately (as amended and restated, the "By-Laws"), to implement proxy access.

In response to a proposal received from a stockholder, we engaged in discussions regarding proxy access with a number of our largest stockholders. These conversations allowed us to gain valuable feedback as to the particular proxy access parameters that our stockholders consider appropriate. Based on that feedback and after considering various proxy access provisions adopted by other companies, the Board adopted a proxy access framework that it believes will provide meaningful access for stockholders while safeguarding the long-term interests of the Company and its stockholders and limiting the potential for abuse.

Section 2.13(d) of the By-Laws now permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's annual meeting proxy materials director candidates to occupy up to two or 20% of the Board seats (whichever is greater), provided that such stockholder or group of stockholders satisfies the requirements set forth in Section 2.13(d). Written notice of the nomination(s) must be submitted to the secretary of the Company no earlier than the 150th day and not later than the 120th day prior to the anniversary of the date that the Company mailed its proxy statement for the prior year's annual meeting of stockholders. As a result, proxy access will first be available in connection with the Company's 2018 annual meeting of stockholders.

The foregoing description of the amendment to the By-Laws does not purport to be complete and is qualified in its entirety by reference to the full text of the By-Laws, a copy of which is attached as Exhibit 3.1 and is incorporated by reference in this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

3.1 Amended and Restated By-Laws of 3D Systems Corporation, effective December 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

3D SYSTEMS CORPORATION

Date: December 28, 2016

/s/ ANDREW M. JOHNSON
(Signature)
Name: Andrew M. Johnson
Title: *Executive Vice President, Chief Legal Officer and Secretary*

EXHIBIT INDEX

Exhibit No.	Exhibit Description
3.1	Amended and Restated By-Laws of 3D Systems Corporation, effective December 28, 2016

EX-3.1 2 exh_31.htm EXHIBIT 3.1

Exhibit 3.1

AMENDED AND RESTATED BY-LAWS

OF

3D SYSTEMS CORPORATION
As amended December 28, 2016

ARTICLE 1
OFFICES

SECTION 1.01. ***Registered Office***. The registered office of 3D Systems Corporation (the "Corporation") shall be in the State of Delaware.

SECTION 1.02. ***Principal Office***. The Corporation may have its principal office at such place within or without the State of Delaware as the Board of Directors (the "Board") may from time to time determine or as the business of the Corporation may require.

SECTION 1.03. ***Other Offices***. The Corporation may establish any additional offices, at any place or places, as the Board may designate or as the business of the Corporation shall require.

ARTICLE 2
MEETINGS OF STOCKHOLDERS

SECTION 2.01. ***Place***. Meetings of the stockholders of the Corporation (the "Stockholders") shall be held at such place either within or without the State of Delaware as shall be designated from time to time by a resolution of the Board. In lieu of holding a Stockholders meeting at a designated place, the Board, in its sole discretion, may determine that any Stockholders' meeting may be held solely by means of remote communication.

SECTION 2.02. ***Annual Meetings***. The annual meeting of the Stockholders shall be held on such date and at such time as may be fixed by the Board. At each annual meeting of the Stockholders, the Stockholders shall elect directors, vote upon the ratification of the selection of the independent auditors selected for the Corporation for the then current fiscal year of the Corporation, and transact such other business as may properly be brought before the meeting.

SECTION 2.03. ***Notice of Meetings***. Notice of the place, if any, date, and time of all meetings of the Stockholders, and the means of remote communications, if any, by which Stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each holder of Voting Stock entitled to vote at such meeting, except as otherwise provided herein or required by law. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which Stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; *provided, however*, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which Stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

SECTION 2.04. ***Special Meetings***. Special meetings of the Stockholders may be called by the chief executive officer or the president or by resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies and, subject to any contrary provision in the Certificate of Incorporation and to the procedures set forth in this section, shall be called by the chief executive officer or the secretary at the request in writing, delivered to the Corporation at its principal office, of Stockholders owning a majority of the voting power of the then outstanding Voting Stock. Any such resolution or request shall state the purpose or purposes of the proposed meeting. In addition, a Stockholder that proposes to conduct business at a special meeting shall provide at the time of such request the information required by Section 2.13 of these By-Laws as if such special meeting was an annual meeting. Such meeting shall be held at such time and date as may be fixed by a resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies. The Board may postpone fixing the time and date of a special meeting requested by the Stockholders in order to allow the secretary to determine the validity of such request, *provided*, that if such request is determined to be valid, then the Board shall fix the date of such special meeting to be no later than 90 days after such determination. For the purposes of these By-Laws, the term "Voting Stock" shall have the meaning of such term set forth in the Certificate of Incorporation or, if not defined therein, "Voting Stock" shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

SECTION 2.05. ***Business Transacted.*** Business transacted at any special meeting of Stockholders shall be limited to the purposes stated in the notice of such special meeting.

SECTION 2.06. ***List of Stockholders***. The officer who has charge of the stock ledger of the Corporation shall prepare and make or cause to be prepared and made, at least ten days before every meeting of Stockholders, a complete list of the holders of Voting Stock entitled to vote at said meeting, arranged in alphabetical order with the address of and the number of voting shares registered in the name of each. Such list shall be open for ten days prior to the meeting to the examination of any Stockholders, for any purpose germane to the meeting, during ordinary business hours, at the Corporation's principal place of business, and shall be produced and kept at the time and place of said meeting during the whole time thereof, and may be inspected by any Stockholder who is present.

SECTION 2.07. ***Quorum***. Except as otherwise required by the Certificate of Incorporation, these By-Laws or the General Corporation Law of the State of Delaware (the "DGCL"), the presence of the holders of a majority of the voting power of the outstanding Voting Stock at any meeting of the Stockholders, in person or by proxy, shall constitute a quorum for the transaction of business. On all questions, the Stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough Stockholders to result in less than a quorum. In the absence of a quorum, the presiding officer of the meeting or a majority of the holders of Voting Stock present in person or by proxy and entitled to vote may adjourn the meeting from time to time until holders of the requisite amount of Voting Stock shall be present in person or by proxy. When specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the voting power of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

SECTION 2.08. ***Vote Required.*** When a quorum is present at any meeting, the vote of the holders of a majority of the Voting Stock present in person or represented by proxy at the meeting and entitled to vote shall decide any questions brought before such meeting, except as otherwise provided by the Certificate of Incorporation, these By-Laws or the DGCL.

SECTION 2.09. ***Proxies.*** Each holder of Voting Stock entitled to vote at a meeting of Stockholders or to consent in writing without a meeting may authorize another person or persons to act for such holder by proxy pursuant to an instrument in writing or by a transmission permitted by law, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Any such proxy shall be delivered to the secretary of such meeting, at or prior to the time designated in the order of business for so delivering such proxies. A copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this Section 2.09 may be substituted or used in lieu of the original writing or transmission that could be used, provided that the copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power.

SECTION 2.10. ***Inspectors of Election.*** In advance of any meeting of the Stockholders, the Board or the presiding officer of such meeting shall appoint one or more inspectors of election to act at such meeting or at any adjournments thereof and make a written report thereof. One or more persons may also be designated by the Board or such presiding officer as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of Stockholders, the presiding officer of such meeting shall appoint one or more inspectors to act at such meeting. No director or nominee for the office of director at such meeting shall be appointed an inspector of election. Each inspector, before entering on the discharge of the inspector's duties, shall first take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of such person's ability. The inspectors of election shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period and file with the secretary of the meeting a record of the disposition of any challenges made to any determination by the inspectors, and (e) make and file with the secretary of the meeting a certificate of their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

SECTION 2.11. ***Procedures for Meetings.*** Meetings of Stockholders shall be presided over by the chief executive officer or in his or her absence by a presiding officer designated by the Board, or in the absence of such designation by a presiding officer chosen at the meeting. The secretary shall act as secretary of the meeting, but in his or her absence the presiding officer of the meeting may appoint any person to act as secretary of the meeting. The presiding officer shall have the power to recess and adjourn the meeting, from time to time, to another place, if any, date and time. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be announced at such meeting by the presiding officer. The Board may adopt by resolution such rules or regulations for the conduct of meetings of Stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the presiding officer of any meeting of Stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding officer, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the presiding officer, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to Stockholders of record, their duly authorized and constituted proxies or such other persons as the presiding officer shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants.

SECTION 2.12. ***Action Without Meeting***. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of Stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding Voting Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those holders of Voting Stock who have not consented in writing.

In the event of the delivery, as required by law, to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage independent inspectors of election for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until the date as the independent inspectors certify to the Corporation that the consents properly delivered to the Corporation represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this Section 2.12 shall in any way be construed to suggest or imply that the Board or any Stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after the certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in the litigation).

Every written consent shall bear the date of signature of each Stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent received in accordance with applicable law, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation as required by law.

SECTION 2.13. ***Notice of Stockholder Nomination and Stockholder Business; Proxy Access for Director Nominations.***

(a) At any annual meeting of the Stockholders, only such persons who are nominated in accordance with the procedures set forth in this section of these Bylaws shall be eligible to stand for election as directors and only such business shall be conducted as shall have been properly brought before the meeting in accordance with the procedures set forth in this section of these By-Laws. Nominations of persons for election to the Board and the proposal of business to be considered by the Stockholders at an annual meeting of Stockholders may be made (i) pursuant to the Corporation's notice of meeting (or any supplement thereto), given by or at the direction of the Board, (ii) otherwise by or at the direction of the Board or (iii) by any Stockholder of the Corporation who was a holder of Voting Stock of record at the time of giving of notice by the Stockholder as required by this section, who is entitled to vote at the meeting and who complies with the procedures set forth in this section. Clause (iii) of the immediately preceding sentence shall be the exclusive means for a Stockholder to make nominations or other business proposals at any annual meeting of the Stockholders (other than matters properly brought under and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

(b) Without qualification or limitation, for any nominations or other business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by this section) and timely updates and supplements thereof in writing to the secretary of the Corporation and such business must otherwise be a proper matter for stockholder action. To be timely, a Stockholder's notice sent pursuant to subsections (a) and (b) of this Section 2.13 must be made in writing and received by the secretary of the Corporation at the principal executive offices of the Corporation no earlier than the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the date of the prior year's annual meeting; *provided, however*, that if the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the prior year's annual meeting or if the Corporation did not hold an annual meeting in the prior year, then such notice must be received no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the 90th day prior to the date of the annual meeting or, if later, the 10th day after public disclosure of the date of the annual meeting. In no event shall an adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period for the giving of a notice by a Stockholder. To be in proper form, every such notice by a Stockholder shall set forth as to (1) the Stockholder of record giving the notice and (2) the beneficial owner or owners, if any, or other persons on whose behalf the nomination or proposal is made or acting in concert therewith (each a "party"): (i) the name and address of each such party; (ii) the class, series and number of shares of capital stock of the Corporation that are owned, directly or indirectly, beneficially and of record by each such party, and the name of each nominee through which any shares of capital stock of the Corporation are held on behalf of each such party; (iii) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or providing for a settlement payment or mechanism based on the price of any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by each such party, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation; (iv) any proxy (other than a revocable proxy given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), contract, arrangement, understanding or relationship pursuant to which any party, either directly or acting in concert with another person or persons, has a right to vote, directly or indirectly, any shares or other security of the Corporation; (v) any short interest or other borrowing arrangement in any shares or other security of the Corporation held by each such party (for purposes of this Section 2.13, a person shall be deemed to have a short interest in a security if such person directly or indirectly, though any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security); (vi) any rights to dividends on the shares of the Corporation owned beneficially directly or indirectly by each such party that are separated or separable from the underlying shares of the Corporation; (vii) any proportionate interests in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any party is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; (viii) any performance-related fees (other than an asset-based fee) that each such party is directly or indirectly entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of each such party's immediate family sharing the same household; (ix) any debt securities or other debt obligations of the Corporation owned, directly or indirectly, by each such party; (x) any significant equity interests or any Derivative Instruments of any principal competitor of the Corporation held by each such party; (xi) any other information relating to each such party that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act (whether or not such party intends to deliver a proxy statement or conduct its own proxy solicitation); and (xii) a statement as to whether or not each such party will deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to carry the proposal, in the case of a nomination or nominations for election as directors, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by the Stockholder of record or beneficial owner or owners, as the case may be, to be sufficient to elect the persons proposed to be nominated by the Stockholder of record (such statement, a “Solicitation Statement”) and a representation that the Stockholder intends to appear in person or by proxy at the meeting to make the nomination or propose such business specified in the notice. Every notice by a Stockholder pertaining to the nomination of directors shall, in addition to the other matters set forth in this section, set forth as to each person whom the Stockholder of proposes to nominate for election or reelection as a director: (i) a description of all direct and indirect compensation or other material monetary agreements, arrangements or understandings during the past three years, and any other material relationships, between or among the Stockholder of record and beneficial owner or owners, if any, and their respective affiliates and associates, or other persons acting in concert therewith, on the one hand, and each proposed nominee and his or her respective affiliates and associates or other persons acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the Exchange Act if the Stockholder of record making the nomination and any beneficial owner or owners, if any, or other person on whose behalf the nomination is made, or any affiliate or associate thereof or other person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; (ii) such other information regarding each nominee proposed by such Stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the Board; and (iii) a completed and signed questionnaire, representation and agreement required by these By-Laws. Notice of intent to make a nomination shall be accompanied by (in accordance with the time period prescribed for delivery of such notice) (A) the written consent of each nominee to be named in a proxy statement as a nominee and to serve as director of the Corporation if so elected, (B) a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the secretary of the Corporation upon written request), (C) a written statement executed by such nominee acknowledging that, as a director of the Corporation, such person will owe a fiduciary duty, under the DGCL, to the Corporation and its Stockholders and (D) a written representation and agreement (in the form provided by the secretary of the Corporation upon written request) that such person (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question that has not been disclosed to the Corporation, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation and (iii) will comply with all of the Corporation’s corporate governance, conflict of interest, resignation, confidentiality and stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors of the Corporation publicly disclosed from time to time. Every such notice by a Stockholder pertaining to any business that the Stockholder proposes to bring before the meeting shall, in addition to the other matters set forth in this section, set forth a description of such business, the text of the proposal or business (including the text of any resolutions proposed for consideration), the reasons for conducting such business at the meeting, any material interest in such business of the Stockholder of record and the beneficial owner or owners, if any, or other persons on whose behalf the proposal is made or acting in concert therewith and a description of all agreements, arrangements and understandings between such Stockholder of record and beneficial owner or owners, if any, and any other such person or persons (including their names) in connection with the proposal of such business by such Stockholder of record. The notice required from a Stockholder pursuant to this section shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice pursuant to this section shall be true and correct as of the record date for the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the secretary of the Corporation at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than five business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to) or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). Notwithstanding anything to the contrary in this section, a broker, bank or similar nominee acting in the ordinary course of business solely as the nominee record holder of shares of the Corporation's stock held in street name on behalf of any beneficial owner or owners need not provide the information required by this section (other than the name of such broker, bank or similar nominee and the number of shares or other securities held for or on behalf of any such beneficial owner or owners or other persons acting in concert therewith) with respect to such broker, bank or similar nominee or any of its affiliates, so long as such broker, bank or similar nominee: (i) will not share in any of the profits earned, or bear the risk of any losses incurred, by such beneficial owner or owners or others acting in concert therewith of the Corporation's stock held by such broker, bank or similar nominee; (ii) does not hold investment or voting control with respect to the Corporation's stock held by such broker, bank or similar nominee for the beneficial owner or owners on whose behalf the notice is being provided or others acting in concert therewith; (iii) is not a counter-party to any Derivative Instrument owned by such beneficial owner or owners or others acting in concert therewith; and (iv) is not acting pursuant to any arrangement, agreement or understanding other than a usual and customary brokerage relationship.

(c) Except as otherwise provided by law or the Certificate of Incorporation, the presiding officer of the meeting shall have the power and authority to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.13 and whether such matter is an appropriate subject for Stockholder action under applicable law, and, if it was not, to declare that no action shall be taken on such proposal or nomination and that such nomination or proposal shall be disregarded.

(d) The Corporation shall include in its proxy statement for any annual meeting of Stockholders the name, together with the Required Information (as defined below), of any person nominated for election to the Board (a "Stockholder Nominee") identified in a timely notice (the "Notice") that satisfies this Section 2.13 delivered to the principal executive office of the Corporation, addressed to the secretary of the Corporation, by one or more Stockholders who at the time the request is delivered satisfy the ownership and other requirements of both subsections (b) and (d) of this Section 2.13 (such Stockholder or Stockholders, and any Associated Person (as defined below) of such Stockholder or Stockholders, the "Eligible Stockholder"), and who expressly elects to have its nominee included in the Corporation's proxy materials pursuant to this subsection (d). To be timely for purposes of this subsection (d), the Notice must be received by the secretary of the Corporation no earlier than the 150th day and not later than the close of business on the 120th day prior to the anniversary date of the immediately preceding mailing date for the notice of annual meeting of Stockholders. *provided, however*, that if the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the prior year's annual meeting or if the Corporation did not hold an annual meeting in the prior year, then such notice must be received not later than the close of business on the later of the 120th day prior to the date of the annual meeting or the 10th day after public disclosure of the date of the annual meeting.

(i) For purposes of this subsection (d), the "Required Information" that the Corporation will include in its proxy statement is (A) the information concerning the Stockholder Nominee and the Eligible Stockholder that, as determined by the Corporation, is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, and (B) if the Eligible Stockholder so elects, a Statement (as defined below). For purposes of this subsection (d), "Associated Person" means any affiliate, associate of, or any other party acting in concert with or on behalf of, (A) a Stockholder nominating a Stockholder Nominee or (B) any beneficial owner on whose behalf the Stockholder is acting.

(ii) The Corporation shall not be required to include a Stockholder Nominee in its proxy materials for any special meeting of Stockholders or for any annual meeting of Stockholders for which (A) the secretary of the Corporation receives a notice that the Eligible Stockholder has nominated a person for election to the Board pursuant to the notice requirements set forth in subsections (a) and (b) of this Section 2.13 and (B) the Eligible Stockholder does not expressly elect as part of providing the notice to have its nominee included in the Corporation's proxy materials pursuant to this subsection (d).

(iii) The number of Stockholder Nominees (including any Stockholder Nominees elected to the Board at either of the two preceding annual meetings who are standing for reelection and any Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this subsection (d) but are subsequently withdrawn (a "Board Nominee")) appearing in the Corporation's proxy materials with respect to a meeting of Stockholders shall not exceed the greater of (A) two Stockholder Nominees and (B) 20% of the number of directors in office as of the last day on which the Notice may be delivered, or if such amount is not a whole number, the closest whole number below 20%. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this subsection (d) exceeds this maximum number, each Eligible Stockholder shall select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in the order of the amount (largest to smallest) of shares of the Corporation's stock eligible to vote in the election of directors each Eligible Stockholder disclosed as owned in the written notice of the nomination submitted to the Corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the maximum number is reached.

(iv) An Eligible Stockholder must have owned (as defined below) 3% or more of the outstanding shares of the Corporation's stock eligible to vote in the election of directors continuously for at least three years (the "Required Shares") as of both the date the Notice is delivered to the Corporation and the record date for determining Stockholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date. For purposes of satisfying the foregoing ownership requirement under this subsection (d), (A) the shares of stock of the Corporation owned by one or more Stockholders, or by the person or persons who own shares of the Corporation's stock and on whose behalf any Stockholder is acting, may be aggregated, provided that the number of Stockholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed 20, and further provided that the group of Stockholders shall have provided to the secretary of the Corporation as a part of providing the Notice a written agreement executed by each of its members designating one of the members as the exclusive member to interact with the Corporation for purposes of this subsection (d) on behalf of all members, and (B) a group of funds (i) under common management and investment control, (ii) under common management and funded primarily by the same employer, or (iii) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Stockholder or person for this purpose. Within the time period specified for providing the Notice, an Eligible Stockholder must provide the following information in writing to the secretary of the Corporation (in addition to the information required to be provided by subsection (b) of this Section 2.13): (A) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven calendar days prior to the date the Notice is delivered to or mailed and received by the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for the meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date, (B) the written consent of each Stockholder Nominee to be named in the proxy statement as a nominee and to serve as a director if elected, (C) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, (D) a representation that the Eligible Stockholder (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (2) has not nominated and will not nominate for election to the Board at the meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this subsection (d), (3) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a Board Nominee, (4) has not distributed and will not distribute to any Stockholder any form of proxy for the meeting other than the form distributed by the Corporation, (5) intends to continue to own the Required Shares through the date of the meeting and a statement as to whether or not the Eligible Stockholder intends to maintain ownership of the Required Shares for at least one year following the date of the meeting, and (6) will provide facts, statements and other information in all communications with the Corporation and its Stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, (E) an undertaking that the Eligible Stockholder agrees to (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the Corporation's Stockholders or out of the information that the Eligible Stockholder provides to the Corporation, (2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened, pending or completed action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this subsection (d), (3) file with the Securities and Exchange Commission all soliciting and other materials as required under subdivision (x) of this subsection (d), and (4) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting, and (F) if the Eligible Stockholder did not submit the name (s) of the Stockholder Nominee(s) to the Corporate Governance and Nominating Committee of the Board for consideration as Board Nominee(s), a brief explanation why the Eligible Stockholder elected not to do so. The inspectors of elections shall not give effect to the Eligible Stockholder's votes with respect to the election of directors if the Eligible Stockholder does not comply with each of the representations in clause (D) above.

(v) For purposes of this subsection (d), an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the Corporation's stock as to which a Stockholder who is the Eligible Stockholder or is included in the group that constitutes the Eligible Stockholder possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by or on behalf of such Stockholder in any transaction that has not been settled or closed, (2) borrowed by or on behalf of such Stockholder for any purpose or purchased by such Stockholder pursuant to an agreement to resell or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by or on behalf of such Stockholder whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation's stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Stockholder's full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such Stockholder. A Stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A Stockholder's ownership of shares shall be deemed to continue during (A) any period in which the Stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the Stockholder, or (B) has loaned such shares, provided that the person has the power to recall such loaned shares on not more than five business days' notice. Whether outstanding shares of the Corporation's stock are "owned" for these purposes shall be determined by the Board, which determination shall be conclusive and binding on the Corporation and its Stockholders.

(vi) The Eligible Stockholder may provide to the secretary of the Corporation, within the time period specified for providing the Notice, a written statement for inclusion in the Corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 2.13, the Corporation may omit from its proxy materials any information or statement that it believes would violate any applicable law, rule, regulation or listing standard.

(vii) The Corporation shall not be required to include, pursuant to this subsection (d), a Stockholder Nominee in its proxy materials (A) for any meeting for which the secretary of the Corporation receives a notice that the Eligible Stockholder or any other Stockholder has nominated a Stockholder Nominee for election to the Board pursuant to the requirements of subsections (a) and (b) of this Section 2.13 and does not expressly elect at the time of providing the notice to have its nominee included in the Corporation's proxy materials pursuant to this subsection (d), (B) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-

1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a Board Nominee, (C) who is not independent under the listing standards of the principal exchange upon which the Corporation's stock is traded, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation's directors, as determined by the Board, (D) whose election as a member of the Board would cause the Corporation to be in violation of these By-Laws, the Corporation's Certificate of Incorporation, the listing standards of the principal exchange upon which the Corporation's stock is traded or any applicable state or federal law, rule or regulation, (E) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (F) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (G) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (H) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, as determined by the Board, or (I) if the Eligible Stockholder or applicable Stockholder Nominee otherwise breaches any of its or their obligations, agreements or representations under this Section 2.13.

(viii) Notwithstanding anything to the contrary set forth herein, the presiding officer at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 2.13, as determined by the Board or the presiding officer at the meeting.

(ix) In addition to the information required to be provided by the Eligible Stockholder by subsections (b) and (d) of this Section 2.13, each Stockholder Nominee and each Board Nominee shall provide to the secretary of the Corporation, within two weeks of receipt of the secretary's written request therefor, the following information: (A) a completed copy of the Corporation's form of director's questionnaire and a written consent of the Stockholder Nominee or the Board Nominee to the Corporation permitting such processes for evaluation of such Nominee as the Corporation follows in evaluating any other potential Board Nominee, as provided by the secretary of the Corporation; (B) the Stockholder Nominee's or the Board Nominee's agreement to comply with the Corporation's corporate governance, conflict of interest, confidentiality, share ownership and share trading policies, as provided by the secretary of the Corporation; (C) written confirmation that the Stockholder Nominee or the Board

Nominee (1) does not have, and will not have, any agreement or understanding as to how he or she will vote on any matter that has not been disclosed to the secretary of the Corporation and (2) is not a party to, and will not become a party to, any outside compensation arrangement relating to service as a director of the Corporation that has not been disclosed to the secretary of the Corporation; and (D) written disclosure of any transactions between any Eligible Stockholder and a Stockholder Nominee or Board Nominee within the preceding five years.

(x) The Eligible Stockholder shall file with the Securities and Exchange Commission any solicitation or other communication with the Corporation's Stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act, or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(xi) No person may be a member of more than one group of persons constituting an Eligible Stockholder under this subsection (d).

(xii) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular meeting of Stockholders but either (A) withdraws from or becomes ineligible or unavailable for election at the meeting, or (B) does not receive at least 25% of the votes cast in favor of the Stockholder Nominee's election, shall be ineligible to be a Stockholder Nominee pursuant to this subsection (d) for the next two annual meetings of Stockholders following the meeting for which the Stockholder Nominee has been nominated for election.

(e) Notwithstanding the foregoing provisions of this Section 2.13, a Stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.13. Nothing in this Section 2.13 shall be deemed to affect any rights of Stockholders to request inclusion of proposals in the Corporation's proxy statement in accordance with Rule 14a-8 under the Exchange Act or the holders of any series of preferred stock to elect directors under circumstances specified in the Certificate of Incorporation.

SECTION 2.14. ***Notice by Electronic Transmission***. Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any law, the Certificate of Incorporation or these By-Laws shall be effective if given by a form of electronic transmission in the manner provided under applicable law.

ARTICLE 3
DIRECTORS

SECTION 3.01. ***Number, Election and Term of Office***. The number of directors of the Corporation shall be such number as fixed from time to time by resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies; *provided, however,* no decrease in the number of directors shall shorten the term of any incumbent directors. The directors shall be elected at the annual meeting of the Stockholders, except as otherwise provided by the DGCL, the Certificate of Incorporation or Section 3.02 of these By-Laws, and each director shall hold office until a successor is elected and qualified or until such director's earlier resignation or removal. Directors need not be Stockholders. Each director shall be elected by the vote of the majority of the votes cast with respect to the nominee at any meeting for the election of directors at which a quorum is present, provided, however, if, as determined by the secretary of the Corporation, on the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders, the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a nominee must exceed the votes cast "against" such nominee's election.

SECTION 3.02. ***Vacancies***. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and, except as otherwise provided by the DGCL or the Certificate of Incorporation, each of the directors so chosen shall hold office until the next annual election and until a successor is elected and qualified or until such director's earlier resignation or removal.

SECTION 3.03. ***Authority***. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

SECTION 3.04. ***Place of Meeting***. The Board or any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware.

SECTION 3.05. ***Annual Meeting***. A regular meeting of the Board shall be held immediately following the adjournment of the annual meeting of Stockholders. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum is present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board.

SECTION 3.06. ***Regular Meetings***. Except as provided in Section 3.05, regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

SECTION 3.07. ***Special Meetings***. Special meetings of the Board may be called by the chief executive officer, secretary or the president and shall be called by the chief executive officer or the secretary on the written request of at least three directors. Notice of special meetings of the Board shall be given to each director at least three calendar days before the meeting if by mail or at least one calendar day before the meeting if given in person or by telephone, facsimile, telegraph, telex or similar means of electronic transmission. The notice need not specify the business to be transacted.

SECTION 3.08. ***Emergency Meetings***. In the event of an emergency which in the judgment of the chief executive officer or the president requires immediate action, a special meeting may be convened without notice, consisting of those directors who are immediately available in person or by telephone and can be joined in the meeting in person or by conference telephone. The actions taken at such a meeting shall be valid if at least a quorum of the directors participates either personally or by conference telephone.

SECTION 3.09. ***Quorum; Vote Required***. Except as otherwise required by the Certificate of Incorporation, these By-Laws or the DGCL, at meetings of the Board, a majority of the directors at the time in office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 3.10. ***Chairman of the Board***. The Board may elect one of its members to be chairman of the board and may fill any vacancy in the position of chairman of the board at such time and in such manner as the Board shall determine. The chairman of the board may but need not be an officer of or employed by the Corporation. The chairman of the board, if such be elected, shall, if present, preside at all meetings of the Board and exercise and perform such other powers and duties as be from time to time assigned to him by the Board.

SECTION 3.11. ***Committees***. The Board may, by resolution adopted by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. All committees may authorize the seal of the Corporation to be affixed to all papers which may require it. To the extent provided in any resolution or by these By-Laws, subject to any limitations set forth under the laws of the State of Delaware and the Certificate of Incorporation, any such committee shall have and may exercise any of the powers and authority of the Board in the management of the business and affairs of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board. Unless the Board designates one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, the members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member of such committee. At meetings of any such committee, a majority of the members or alternate members of such committee shall constitute a quorum for the transaction of business, and the act of a majority of members or alternate members present at any meeting at which there is a quorum shall be the act of the committee.

SECTION 3.12. ***Minutes of Committee Meetings***. The committees shall keep regular minutes of their proceedings and, when requested to do so by the Board, shall report the same to the Board.

SECTION 3.13. ***Action by Written Consent***. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all the members of the Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

SECTION 3.14. ***Participation by Conference Telephone***. The members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 3.15. ***Compensation of Directors***. The directors may be paid their expenses of attendance at each meeting of the Board or of any special or standing committee thereof. The Board may establish by resolution from time to time the fees to be paid to each director who is not an officer or employee of the Corporation or any of its subsidiaries for serving as a director of the Corporation, for serving on any special or standing committee of the Board, and for attending meetings of the Board or of any special or standing committee thereof. No such payment shall preclude any such director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.16. ***Removal***. Subject to any limitations imposed by applicable law or the Certificate of Incorporation, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the then outstanding Voting Stock.

ARTICLE 4
NOTICES

SECTION 4.01. ***Giving of Notice***. Notice to directors and Stockholders shall be deemed given: (a) if mailed, when deposited in the United States mail, postage prepaid, directed to the Stockholder or director at such Stockholder's or director's address as it appears on the records of the corporation; (b) if by facsimile telecommunication, when directed to a number at which the Stockholder or director has consented to receive notice; (c) if by electronic mail, when directed to an electronic mail address at which the Stockholder or director has consented to receive notice; (d) if by a posting on an electronic network together with separate notice to the Stockholder or director of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (e) if by any other form of electronic transmission, when directed to the Stockholder or director.

SECTION 4.02. ***Waiver of Notice***. Whenever any notice is required to be given under the provisions of the DGCL, the Certificate of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE 5
OFFICERS

SECTION 5.01. ***Selection of Officers***. The officers of the Corporation shall be elected by the Board annually and shall be a chief executive officer, a president, one or more vice presidents, a secretary, a treasurer or chief financial officer, and such other officers as may from time to time be appointed by the Board or by a duly authorized committee thereof. Any number of offices may be held by the same person. The salaries of officers appointed by the Board shall be fixed from time to time by the Board or by such officers as may be designated by resolution of the Board.

SECTION 5.02. ***Powers and Duties in General***. The officers, assistant officers and agents shall each have such powers and perform such duties in the management of the affairs, property and business of the Corporation, subject to the control and limitation by the Board, as is designated by these By-Laws and as generally pertain to their respective offices, as well as such powers and duties as may be authorized from time to time by the Board.

SECTION 5.03. ***Term of Office; Resignation; Removal Vacancies***. The officers of the Corporation shall hold office at the pleasure of the Board. Each officer shall hold office until a successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Any officer elected or appointed by the Board may be removed at any time, with or without cause, by the Board or by any superior officer to whom such authority is delegated by the Board. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board.

SECTION 5.04. ***Chief Executive Officer***. The chief executive officer of the Corporation shall have the responsibility for the general and active management and control of the affairs and business of the Corporation, shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to the chief executive officer by the Board, and shall see that all orders and resolutions of the Board are carried into effect. The chief executive officer shall have the authority to sign all bonds, deeds, contracts and other instruments of the Corporation that are authorized and shall have general supervision and direction of all of the other officers and agents of the Corporation.

SECTION 5.05. ***President***. The president, who may also be the chief executive officer of the Corporation, shall perform all duties and have all powers which are commonly incident to the office of president or which are delegated to the president by the Board, and shall see that all orders and resolutions of the Board are carried into effect. In the absence or disability of the chief executive officer, the president shall perform the duties and exercise the powers of the chief executive officer. The president shall have the authority to sign all certificates of stock, bonds, deeds, contracts and other instruments of the Corporation that are authorized.

SECTION 5.06. ***Vice Presidents***. The vice presidents shall act under the direction of the chief executive officer and in the absence or disability of both the chief executive officer and the president shall perform the duties and exercise the powers of the chief executive officer.

They shall perform such other duties and have such other powers as the chief executive officer or the Board may from time to time prescribe. A vice president may be designated as general counsel who shall serve as the chief legal officer and have general supervision over the Corporation's legal affairs. The Board may designate one or more executive or senior vice presidents or may otherwise specify the order of seniority of the vice presidents, and in that event the duties and powers of the chief executive officer shall descend to the vice presidents in such specified order of seniority.

SECTION 5.07. ***Secretary***. The secretary shall act under the direction of the chief executive officer. Subject to the direction of the chief executive officer, the secretary shall attend all meetings of the Board and all meetings of the Stockholders and record the proceedings in a book to be kept for that purpose, and the secretary shall perform like duties for the standing committees of the Board when requested to do so. The secretary shall give, or cause to be given, notice of all meetings of the Stockholders and special meetings of the Board, shall have charge of the original stock books, stock transfer books and stock ledgers of the Corporation, and shall perform such other duties as may be prescribed by the chief executive officer or the Board. The secretary shall have custody of the seal of the Corporation and cause it to be affixed to any instrument requiring it, and when so affixed, it may be attested by the secretary's signature. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by such officer's signature.

SECTION 5.08. ***Chief Financial Officer or Treasurer***. The chief financial officer or treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares, and shall send or cause to be sent to the Stockholders such financial statements and reports as are by law or these By-Laws required to be sent to them. The books of account shall at all reasonable times be open for inspection by any director. The chief financial officer or treasurer shall also perform such other duties as the Board may from time to time prescribe.

SECTION 5.09. ***Action with Respect to Securities of Other Corporations***. Unless otherwise directed by the Board, the chief executive officer or any other officer of the Corporation authorized by the chief executive officer shall have the power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting or pursuant to any consent in lieu of a meeting of stockholders or other equityholders of any other corporation or entity in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation or entity.

ARTICLE 6
CERTIFICATES OF STOCK

SECTION 6.01. ***Issuance***. The stock of the Corporation shall be represented by certificates, *provided* that the Board may provide by resolution for any or all of the stock to be uncertificated shares. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, the chairman or vice chairman of the board, if any, or the president or vice president, and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation, representing the number of shares owned by such holder in the Corporation registered in certificated form.

SECTION 6.02. ***Facsimile Signatures***. Any or all of the signatures on a certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer, transfer agent or registrar, as applicable, before such certificate is issued, it may be issued with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The seal of the Corporation or a facsimile thereof may, but need not, be affixed to certificates of stock.

SECTION 6.03. ***Lost Certificates, Etc***. The Corporation may establish procedures for the issuance of a new certificate of stock in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed and may in connection therewith require, among other things, the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed and the giving by such person to the Corporation of a bond in such sum as may be specified pursuant to such procedures as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 6.04. ***Transfer***. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Upon surrender to the Corporation or such transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation, if it shall be satisfied that all provisions of the Certificate of Incorporation, the By-Laws and the laws regarding the transfer of shares have been duly complied with, to issue a new certificate to the person entitled thereto or provide other evidence of the transfer, cancel the old certificate and record the transaction upon its books.

SECTION 6.05. ***Registered Stockholders***. The Corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

SECTION 6.06. ***Record Dates***.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty or less than ten days before the date of such meeting, and not more than sixty days prior to any other action. A determination of

Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board may fix a new record date for the adjourned meeting. If no record date is fixed by the Board as provided in this Section 6.06(a), the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining Stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board adopts a resolution relating thereto.

(b) In order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix, in advance, a record date, which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. Any record holder of Voting Stock seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the secretary, request the Board to fix a record date. The Board shall promptly, but in all events within ten days after the date on which such request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board within ten days after the receipt of such request and no prior action by the Board is required by applicable law, then the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which meetings of Stockholders are recorded. Delivery shall be by hand or certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to consent shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

ARTICLE 7
MISCELLANEOUS

SECTION 7.01. ***Declaration of Dividends***. Dividends upon the shares of the capital stock of the Corporation may be declared and paid by the Board, from time to time, from the funds legally available therefor. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation.

SECTION 7.02. ***Reserves***. The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for such purposes as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve.

SECTION 7.03. ***Fiscal Year***. The fiscal year of the Corporation shall be the calendar year.

SECTION 7.04. ***Seal.*** The corporate seal shall be in such form as the Board shall prescribe. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 7.05. ***Inspection of Books and Records by Stockholders.*** Any Stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof delivered to the Corporation's principal place of business, have the right during the usual hours for business to inspect for any proper purpose the Corporation's stock ledger, a list of its Stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a Stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the Stockholder.

SECTION 7.06. ***Inspection of Books and Records by Directors.*** Any director shall have the right to examine the Corporation's stock ledger, a list of its Stockholders and its other books and records for a purpose reasonably related to his position as a director. Such right to examine the records and books of the Corporation shall include the right to make copies and extract therefrom.

ARTICLE 8

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

SECTION 8.01. ***Definitions.*** For the purposes of this Article 8, "proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes, without limitation, attorneys' fees and any expenses of establishing a right to indemnification under Sections 8.02 or 8.03 of these By-Laws or advancement of expenses under Section 8.06 of these By-Laws.

For purposes of this Article 8, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 8 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

For purposes of this Article 8, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any services as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article 8.

SECTION 8.02. ***Actions Other Than by the Corporation.*** The Corporation shall indemnify to the fullest extent permitted by law (as now or hereafter in effect) any person who was or is a party or is threatened to be made a party to any proceeding, (other than an action by or in the right of the Corporation) by reason of the fact that she or he is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by her or him in connection with such action, suit or proceeding, if she or he acted in good faith and in a manner she or he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe her or his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the applicable standard of conduct.

SECTION 8.03. ***Actions by the Corporation.*** The Corporation shall indemnify to the fullest extent permitted by law (as now or hereafter in effect) any person who was or is a party or is threatened to be made a party to any proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that she or he is or was a director or officer of the Corporation, or while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by her or him in connection with the defense or settlement of such action, suit or proceeding if she or he acted in good faith and in a manner she or he reasonably believed to be in or not opposed to the best interests of the Corporation; *provided, however*, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless, and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 8.04. ***Successful Defense.*** To the extent that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, she or he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by her or him in connection therewith.

SECTION 8.05. ***Required Approval.*** Any indemnification under Sections 8.02 and 8.03 of these By-Laws (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because she or he has met the applicable standard of conduct set forth in Section 8.02 and 8.03 of these By-Laws, as applicable. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (a) by a majority vote of the directors who were not parties to such action, suit or proceeding, even though less than a quorum, (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (d) by the Stockholders.

SECTION 8.06. ***Advance of Expenses***. The Corporation shall, to the fullest extent permitted by law (as now or hereafter in effect) pay the expenses (including attorneys' fees) incurred by any present or former director or officer of the Corporation in defending a proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that she or he is not entitled to be indemnified by the Corporation as authorized in this Article 8.

SECTION 8.07. ***Non-Exclusivity; Contractual Rights***. The indemnification and advancement of expenses provided by this Article 8 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of the Stockholders or disinterested directors or otherwise, both as to action in her or his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The rights to indemnification and advancement of expenses arising under this Article 8 shall not be eliminated or impaired by any amendment, modification, alteration or repeal of these Bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought. Nothing in this Article 8 shall limit the power of the Corporation to indemnify or advance expenses to its employees and agents.

SECTION 8.08. ***Insurance and Similar Agreements***. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against her or him and incurred by her or him in any such capacity, or arising out of her or his status as such, whether or not the Corporation would have the power to indemnify her or him against such liability under the provisions of this Article 8 or the DGCL.

The Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts pursuant to the provisions of Section 8.07 of these By-Laws and including as part thereof provisions with respect to any or all of the foregoing to insure the payment of such amounts as may become necessary to effect indemnification as provided for therein or elsewhere.

ARTICLE 9
AMENDMENTS

SECTION 9.01. ***By the Stockholders.*** Except as otherwise provided by the DGCL, or the Certificate of Incorporation, these By-Laws may be amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock, voting together as a single class at any annual or special meeting of the Stockholders, *provided* that notice of such amendment, alteration or repeal shall have been contained in the notice of the meeting.

SECTION 9.02. ***By the Board.*** The Board by a resolution adopted by a majority of the total number of directors that the Corporation would have if there were no vacancies may alter, amend or repeal these By-Laws.